





Alcan Investor Workshop

Toronto, October 3, 2006

Jacynthe Côté
President – Bauxite and Alumina





Forward Looking Statements

Statements made in the course of this presentation which describe the Company's or management's objectives, projections, estimates, expectations or predictions may be "forward-looking statements" within the meaning of securities laws. All statements that address the Company's expectations or projections about the future including statements about the Company's growth, cost reduction goals, operations reorganization plans, expenditures and financial results are forward-looking statements. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and actual actions or results could differ materially. Reference should be made to the most recent Form 10-Q and 10-K for a summary of factors that could cause such differences. In addition, certain non-GAAP measures are used which are reconciled to the comparable GAAP measures herein or on the Company's website at www.alcan.com in the "Investors" section.

Discussion Topics

- Group Performance
- Update on Current Portfolio
- Alumina Market / China
- Additional Growth Opportunities
- Summary

EHS Performance

Improving trend on environment, health and safety performance

Recordable Case Rate


7
6
5
4
3
2
1
0
6.3
4.34
3.96
2.74
1.89
1.6
2001
2002
2003
2004
2005
2006 YTD

LTII Cases


1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
1.2
1.36
0.65
0.54
0.65
0.48
2001
2002
2003
2004
2005
2006 YTD

Alumina Production & Revenues

Strong B&A production growth

Production



Production (Kt)
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
B&A SGA Production (Kt)
Gove expansion (Kt)
Alumar expansion (Kt)
3,992
5,052
4,992
2003
2004
2005
2006
2007
2008

BGP, Revenues & LME



Revenues $M // LME
BGP $M
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
700
600
500
400
300
200
100
BGP H1
BGP H2
LME
1,427
1,721
1,899
2,562
111
108
278
200
242
199
273
2003
2004
2005
2006

Alcan Bauxite and Alumina Balance

	Current	Post-Approved Expansions
Balance of Bauxite Portfolio (Kt)		
Internal Production	16,500	19,900
Internal Demand	13,500	17,300
Internal Balance	3,000	2,600
Balance of Alumina Portfolio (Kt)		
Internal Production	5,200	7,200
Internal Demand	6,600	7,100
Internal Balance	(1,400)	100

Key Competitive Advantages

- **Low cost position**
  - with completion of the Gove expansion, the gas to Gove project and the Alumar expansion, B&A will have 50% of its production in lowest cost quartile
- **Technology/engineering capabilities**
  - best commercially available technology
- **Preferred partner**
  - sustainability consolidates our “license to operate” and supports access to new resources

Technology and Innovation

Alcan's technology is well-recognized

- Breakthroughs are being realized in process improvement with impact on capital costs, footprint and schedule
- Alcan uses advanced exploration techniques with the contribution of satellite imaging and 3D modelling, providing a new, sophisticated, low-cost exploration approach

Process improvement



- These 8 new grey tanks will replace all 28 old tanks in the centre of the picture while:
  - Increasing production from 2m Mt to 3.8m Mt and
  - Freeing up space for another possible expansion and reducing capital cost

Capex reduction



- Low-cost country sourcing of major modules helped reduce schedule and exposure to Australian market conditions

Raw Material Price & Currency Volatility

The alumina industry has been affected by unprecedented price increases…


Oil: SING 380 (US$/bbl)
CAGR Jan 98 - Aug 06: 19%
50
40
30
20
10
1993
1995
1997
1999
2001
2003
2005
2006


Caustic: ASP North America (US$/DMT)
CAGR Jan 00- Aug 06: 22%
400
350
300
250
200
150
100
50
0
1993
1995
1997
1999
2001
2003
2005
2006


US$
CAN$
AUS$
0.90
0.80
0.70
0.60
0.50
0.40
1993
1995
1997
1999
2001
2003
2005
2006


Freight: BDI Index ($/day)
CAGR Jan 98 - Aug 06: 13%
7,000
6,000
5,000
4,000
3,000
2,000
1,000
1993
1995
1997
1999
2001
2003
2005
2006

Alumina Industry Block Cost 2001-2006

… impacting substantially the industry cost curve



Industry AVG Cash Cost
Caustic
Energy
Labour
Maintenance & Materials
Bauxite
136 $/t
17.7
37.35
14.77
25.50
40.63
2001
136 $/t
18.1
37.36
15.12
26.72
38.45
2002
137 $/t
12.1
41.96
16.73
26.81
38.98
2003
156 $/t
13.6
49.71
18.78
28.03
46.02
2004
183 $/t
25.8
58.82
19.60
28.91
50.31
2005
191 $/t
28.3
63.30
19.63
28.94
51.31
2006
$/t

Source: CRU

Evolution of Competitive Position 2005 -2010

Target 50% of production in 1st quartile by 2009


World Ranking Site Operating Costs, 2005
Cost (US$)/tonne
400
350
300
250
200
150
100
50
0
Cumulative Production (%)
0
20
40
60
80
100
Alcan '04: 155 $/t
Alcan '05: 191 $/t
Industry Average '05: 184 $/t
Industry Average '04: 157 $/t
Improvement range
Alcan '05 1st Quartile 33%
Target 2010 50% ~ 60%
Alcan '05 2nd Quartile 3%
Target 2010 20% ~ 30%
Alcan '05 3rd Quartile 37%
Target 2010 0%
Alcan '05 4th Quartile 27%
Target 2010 20%

Source: CRU & Alcan Internal.

Gove Expansion

Project on schedule despite challenging industrial environment in Australia

- Excellent EHS performance
- Some 25-30% of the capital cost enhances current operating efficiency and environmental performance
- Assembly of modules in low-cost countries allowed for:
  - Rapid construction schedule (27 months)
  - Partial mitigation of exposure to high-cost environment in Australia
- Unplanned hours for brownfield work became obvious in July-August as we started commissioning of some systems
- Expansion reduces cash cost by 30$/t
- Gas conversion is also exposed to tight construction environment in Australia and we are assessing other options while maintaining support for PNG





Gove Expansion





Alumar

Construction underway with excellent EHS performance

- Expansion of 2.1 Mt from existing capacity of 1.4 Mt.
- Alcan owns 10% with Alcoa and BHP holding the remaining 90%
- Construction underway (20% in overall progress) with outstanding EHS performance
- First production in Q3-2008 (expected 33-month construction)





Industry Conversion Costs, Forecast 2008
Source: CRU
$/t
300
250
200
150
100
50
0
Alumar current Conversion Cost
Post-expansion Conversion Cost
25%
50%
75%
Cumulative Production

Cost Optimization

- **Gardanne**
  - Continue concentration on value-added products
  - Closure of UPCA and migration of products to Gardanne
- **Vaudreuil**
  - Productivity improvements and cost cutting measures being implemented
    - **Hydrate production increased by 11% in the last two years**
  - Increased outsourcing offering reduced labour cost and flexibility to adjust to changing market conditions

Alumina World Balance

Moving from supply deficit to near-term surplus

Alumina World Market Balance Forecast


10,000
8,000
6,000
4,000
2,000
-
-2,000
[Ktonnes]
Alcan

	2005	2006	2007	2008
CRU - Apr 06	-1,121	447	929	1,285
MBR - Sept 06	-1,104	1,483	1,673	2,015
Brook Hunt - Aug. 06	-1,338	2,999	6,468	4,452
James F. King – Aug 06	-1,361	2,626	3,079	5,337
Macquarie Bank – July 06	-1,486	1,178	3,116	2,221

Sources : CRU, Metal Bulletin (MBR), Brook Hunt, Macquarie Bank, James F. King

Historical Prices

Market returns to surplus – immediate impact on spot prices



Spot and Australian Export Price Evolution
Spot - Aus. Exp. [%LME]
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
1979
1984
1989
1994
1999
2004
High metal prices
Hurricane
Gramercy explosion
Structural tightness (China)
Alumina oversupply
Eastern block sell-down
Hurricane
San Ciprian
Aughinish
Worsley
Alunorte
Spot
Aus. Export Price
Source: CRU

China Alumina Landscape

ALCAN

China could have up to 30 alumina refineries up and running by 2010

MAP	REFINERY
1	Shandong [Chalco]
2	Zhongzhou [Chalco]
3	Chongqing-Nanchuan [Chalco]
4	Zunyi-Guizhou [Chalco]
5	Guizhou [Chalco]
6	Pingguo [Chalco]
7	Zhengzhou [Chalco]
8	Shanxi [Chalco]
9	Mengxi (Inner Mongolia)
10	Luneng Jinbei (Shanxi)
11	Yangquan (Shanxi)
12	Weilai Aluminum (Henan)
13	Tongde (Datong- Shanxi)
14	Feicheng (Shanxi)
15	Xin-fa Chipping (Shandong)
16	Weiqiao (Shandong)
17	Pingdingshan Huiyuan Chemical(Henan)
18	Yimei (Henan)
19	Guangxi project (Guangxi)
20	Zhongmei (Henan-Dengfeng)
21	East Hope (Henan)
22	Cayman (Henan)
23	Wanji(Henan)
24	Chongquing -Dingtai (Sichuan)
25	Bosai (Chongquing-Nanchuan)
26	Yunnan Aluminum (Yunnan)
27	Guangxi Huayin (Guangxi)
28	Kaili (Guizhou)
29	Nanshan (Shandong)
30	Shandong Lubei Group



Known Bauxite Reserves
Chalco
Non-Chalco
Heilongjiang
Jilin
Xinjiang
Qinghai
Tibet (Xizang)
Ningxia
Gansu
Hebei
Hubei
Anhui
Jiangsu
Zhejiang
Hunan
Jiangxi
Fujian
Yunnan
Guangdong
Taiwan
Hainan
Shanghai

Source : B&A Analysis, Brook Hunt

China New Alumina Refineries


USD/t
350
300
250
200
150
100
50
0
domestic bauxite
imported bauxite
Min Max
Min Max
Cash costs
tax+freight premium
Transport to smelters
Min Max
International Spot Price 230$/t
Domestic Prices

2007 Alumina Cash Cost Curve


USD/t
400
350
300
250
200
150
100
50
0
Alumina Demand
Price zone
Chinese capacity
0
10000
20000
30000
40000
50000
60000
70000
80000
tpy of production

Market Outlook

- Alumina market expected in surplus for the next 2~3 years
- China alone will represent more than 50% of the global growth in supply and demand
- Chinese alumina imports expected to decrease
- Due to the poor quality of the Chinese bauxite and the use of imported bauxite, the Chinese refineries are expected to be on the 3rd and 4th quartile of the industry cost curve
- Self-regulating price is expected to remain in the 250~300$/mt range

Additional Growth Opportunities

Opportunities in lowest cost quartile

Project	Description and Benefits
Guinea	• Greenfield project of 1.5Mt in Guinea • Alcan to own 40% with Alcoa holding another 40% • Basic Agreement with the Government of Guinea now effective • Expect to make a decision on DFS by the end of 2006
Utkal	• Greenfield project of 1.5 Mt in the province of Orissa, India • Alcan owns 45% with Hindalco holding the other 55% • Investment decision expected by H1-2007
Ghana	• MoU signed for the analysis of a mine and an alumina refinery project in joint venture with the State • Conceptual and pre-feasibility studies underway
Cameroon	• Potential development of a large-scale integrated aluminium facility (bauxite mine + alumina refinery + aluminium smelter) • Large high-quality bauxite resources (in excess of 500 Mt)

Summary and Key Priorities

- Leverage AIMS – operational excellence
- Complete construction and start-up of Gove
- Complete expansion of Alumar
- Continue action on high-cost facilities
- Leverage our sustainability & technology/engineering know-how to pursue growth opportunities of large-scale assets in lowest cost quartile

APPENDIX

Bauxite

10% of world bauxite production

Bauxite Production by Country


Australia
34%
Brazil
17%
China
10%
Guinea
10%
Jamaica
9%
CIS
6%
India
5%
Venezuela
3%
Surinam
2%
Others
4%

Bauxite Production by Company


Alcoa
24%
Alcan
10%
Comalco
7%
Chalco
7%
BHP Billiton
6%
Rusal
5%
Sual
4%
CVG
3%
Guyana
3%
Nalco
3%
Others
28%

Source: James King, B&A analysis

Alumina

9% of world alumina production

Alumina Production by Region


Eastern Europe 3%
Africa 1%
Australia 27%
Other Asia 6%
North America 11%
Western Europe 10%
CIS 10%
China 12%
Brazil 20%

Alumina Production by Company


Alcoa / WMC 23%
Chalco 11%
Alcan 9%
Glencore 7%
BHP Billiton 5%
Comalco 5%
Rusal 5%
Sual 3%
CVG 3%
Hydro 2%
Others 27%

Source: James King, B&A analysis

ALCAN